NEWS RELEASE:  May 10, 2007

ALMADEN DEALS YUKON ZINC-SILVER PROPERTIES

Almaden Minerals Ltd. (TSX: AMM; AMEX: AAU; “Almaden”) is pleased to announce that it has signed a letter of intent with Tarsis Capital Corp. (TSX-V: TCC.P; “Tarsis”) whereby Tarsis will acquire certain mineral projects held by Almaden in the Yukon and Mexico. Tarsis is presently a capital pool company and intends for the acquisition of these mineral projects to constitute the "Qualifying Transaction" of Tarsis as such term is defined in the policies of the TSX Venture Exchange. The agreement is an arm's length transaction and upon its completion Tarsis is expected to be a Tier 2 Mining Issuer.

Almaden has agreed to sell its MOR, Cabin Lake, Caribou, Meister, Tim and Goz properties, all situated in the Yukon Territory, and its Erika property located in Mexico to Tarsis in exchange for 3.5 Million common shares of Tarsis.

In addition, Tarsis will also grant to Almaden a net smelter returns royalty equal to 2% on all metals discovered on the Properties and issue to Almaden up to 500,000 Common Shares if, within 24 months of the completion of the Acquisition, any of the Properties becomes the subject of an option agreement with an arm's length third party with a commitment by the third party to expend a minimum of $500,000 on the Property.

The following is a brief description of the Properties and the proposed work program Tarsis intends to undertake with respect to the Qualifying Property upon completion of the Acquisition:

The MOR Property (Yukon Territory)

The MOR Property (the "Qualifying Property") consists of 52 mineral claims located 180 kilometers west of Watson Lake, Yukon. From 1997 to 2000 exploration activities included prospecting and reconnaissance sampling, grid soil geochemistry and ground based magnetometer and very-low frequency electromagnetic ("VLF-EM") geophysical surveys. This work outlined several discrete VLF-EM conductors with associated magnetic responses, some of which are partially coincident with anomalous multiple-element soil geochemical trends. Grid soil geochemical surveys covered 75% of the property. Results indicated a 2000-meter long by 100 to 200 meter wide area anomalous in copper, lead, zinc and silver. In 2003-2004, an induced polarization ground geophysics survey was followed by the diamond drilling of two holes. Hole MO04001 intersected significant alteration and mineralization returning 4.9 meters averaging 1.31% zinc, 0.69% copper, 0.15% lead, 39.7 grams silver per tonne and 0.82 gram gold per tonne from 18 meters downhole. The second hole returned 3.75 meters grading 0.76% zinc, 0.17% copper, 0.11% lead, 12.95 grams silver per tonne and 0.17 gram gold per tonne from 23.3 meters downhole. An evaluation of the geophysical data suggests that the two holes did not test the core of a potential volcanogenic massive sulphide system.

The Cabin Lake Property (Yukon Territory)

The Cabin Lake property consists of 19 mineral claims located 180 km west of Watson Lake, Yukon. Exploration activities from 1997 to 2000 included geological mapping, soil geochemical surveying geophysical surveying and limited trenching.

The Caribou Creek Property (Yukon Territory)

The Caribou Creek property consists of 48 mineral claims located 180 kilometers west of Watson Lake, Yukon. Exploration activities from 1997 to 2000 included geological mapping, soil geochemical surveying geophysical surveying and limited trenching.

The Meister River Property (Yukon Territory)

The Meister River property consists of 7 mineral claims located 90 kilometers west of Watson Lake, Yukon. A total of 27 diamond drill holes in the mid 1980s encountered significant silver-lead-zinc values including a drill intersection of 3.79% zinc and 41.8 grams silver per tonne over 29 meters. Further drilling is required in order to define the limits of the mineralization.

The Tim Property (Yukon Territory)

The Tim property consists of 10 mineral claims located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip deposit. The Tim property claims cover an area of anomalous silver-lead-zinc in soil geochemistry that is coincident with an induced polarization geophysical anomaly. Trenching in 1988 uncovered silver, lead, zinc bearing iron and manganese oxides over widths of up to 30 meters and over a strike length of 1 kilometer. Rock-chip sampling done in a trench over this anomaly returned 352.4 grams silver per tonne, 9.12% lead over 4 meters and two grab samples taken from another trench returned assays of 1248.1 g/t silver and 49.5% lead and 978.7 g/t silver and 32% lead respectively.

The Goz Creek Property (Yukon Territory)

The Goz Creek property consists of 14 mineral claims located 180 kilometers northeast of Mayo, Yukon. The property covers an area of Lower Cambrian carbonate rocks that host stratabound replacement zinc mineralization. Diamond drilling in the 1970s defined a historic, non NI 43-101 (as defined below) resource of 2.893 million tons averaging 11.25% zinc. The exploration potential to expand the known mineralization is considered favourable. Almaden does not consider the historical estimates as current mineral resources. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources. The historical estimate should, therefore, not be relied upon.

The Erica Property (Mexico)

The Erika Property covers 16,000 acres in Guerrero State, Mexico. The Erika property was originally acquired as a gold prospect, however subsequent work defined a large area of alteration and elevated silver, lead and zinc in soil geochemistry typical of a silver-rich quartz vein system. In 2005, a controlled source audio frequency magnetotellurics geophysical survey was carried out on the property. This work program identified significant resistivity and conductivity anomalies thought to be representative of vein and sulphide replacement mineralization respectively.

Morgan Poliquin, M.Sc., P. Eng., a director and the COO of Almaden is a qualified person under the meaning of National Instrument 43-101 and has reviewed the technical information in this news release. For further information regarding the transaction and the LOI readers are referred to the news release of May 1, 2007 made by Tarsis Capital Corp.

Almaden is a mineral exploration company specializing in developing new mineral project in western north America and forming joint ventures to explore and develop them. Currently Almaden has 15 active joint ventures, including 10 in which other companies are carrying all costs in order to earn an interest in the related projects.

On Behalf of the Board of Directors

“Morgan Poliquin”

_________________________

Morgan Poliquin, M.Sc., P.Eng.

COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

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